Exhibit 23.5

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Preliminary Joint Proxy Statement/Prospectus of Cypress Semiconductor Corporation for the registration of shares of its common stock and to incorporation by reference therein of our report dated July 22, 2013 with respect to the combined abbreviated financial statements of the analog semiconductor and microcontroller business, a division of Fujitsu Semiconductor Limited, which comprise the combined statement of assets to be acquired and liabilities to be assumed as of March 31, 2012 and 2013, and the related combined statements of revenue and direct expenses for the years then ended, and the related notes to the combined abbreviated financial statements, included in the Current Report on Form 8-K/A of Spansion Inc. dated August 19, 2013.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

December 19, 2014